INVOICE

PROGRESSIVE FINANCIAL CONSULTATION
354 Meek St
Talbott, TN 37877

Phone: **(307)223-4197 or (423)307-3226**
Email: **chandramani@maspartner.com**

Date: 04/23/2026
Invoice Number: 1162
Client: Pixi Plus Inc
10 William Charles Drive
Glen Mills, PA 19342

Service Description	Amount

2025

Corporate Tax Return

Prepared For:

Pixi Plus Inc
10 William Charles Drive
Glen Mills, PA 19342

Prepared By:

PROGRESSIVE FINANCIAL CONSULTATION
354 Meek St
Talbott, TN 37877
Telephone: (307)223-4197 or (423)307-3226
Email: chandramani@maspartner.com

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2025 or tax year beginning ________, 2025, ending ________, 20 ___

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2025

A Check if:		Name				B Employer identification number
1a Consolidated return (attach Form 851)	☐	Pixi Plus Inc				92-2790383
b Life/nonlife consolidated return	☐	Number and street. If a P.O. box, see instructions. 10 William Charles Drive			Room or suite no.	C Date incorporated 03/08/2023
2 Personal holding co. (attach Sch. PH)	☐	City or town: Glen Mills	State or province: PA	Country:	ZIP or foreign postal code: 19342	D Total assets (see instructions) $ 23,248.
3 Personal service corp. (see instructions)	☐					
4 Schedule M-3 attached	☐	E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change				

Income

1a	Gross receipts or sales	1a			
b	Returns and allowances	1b			
c	Balance. Subtract line 1b from line 1a			1c	
2	Cost of goods sold (attach Form 1125-A)			2	
3	Gross profit. Subtract line 2 from line 1c			3	
4	Dividends and inclusions (Schedule C, line 23)			4	
5	Interest			5	
6	Gross rents			6	
7	Gross royalties			7	
8	Capital gain net income (attach Schedule D (Form 1120))			8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
10	Other income (see instructions - attach statement)			10	1,324.
11	**Total income.** Add lines 3 through 10			11	1,324.

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions - attach Form 1125-E)			12	
13	Salaries and wages (less employment credits)			13	
14	Repairs and maintenance			14	
15	Bad debts			15	
16	Rents			16	
17	Taxes and licenses			17	
18	Interest (see instructions)			18	
19	Charitable contributions			19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	
21	Depletion			21	
22	Advertising			22	
23	Pension, profit-sharing, etc., plans			23	
24	Employee benefit programs			24	
25	Energy efficient commercial buildings deduction (attach Form 7205)			25	
26	Other deductions (attach statement)			26	81,589.
27	**Total deductions.** Add lines 12 through 26			27	81,589.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	-80,265.
29a	Net operating loss deduction (see instructions)	29a			
b	Special deductions (Schedule C, line 24)	29b			
c	Add lines 29a and 29b			29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-80,265.
31	Total tax (Schedule J, line 12)	31	
32	First installment of section 1062 applicable net tax liability. Enter amount from Form 1062, line 15	32	
33	Total payments, credits, and section 1062 applicable net tax liability (Schedule J, line 23)	33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	35	
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	36	
37	Enter amount from line 36 you want: **a Credited to 2026 estimated tax** ________ **b Refunded**	37b	
	c Routing number ________ d Type: ☐ Checking ☐ Savings		
	e Account number		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer | Date | Title

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☒ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if self-employed	PTIN
Chandramani Goel				P03108423
Firm's name	PROGRESSIVE FINANCIAL CONSULTATION		Firm's EIN	83-2346636
Firm's address	354 Meek St Talbott, TN 37877		Phone no.	(307)223-4197

For Paperwork Reduction Act Notice, see separate instructions.
UYA
Form **1120** (2025) Created 9/3/25

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	**(a)** Dividends and inclusiions	**(b)** %	**(c)** Special deductions **(a)** x **(b)**
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities.		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs.		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . . .			
18	Gross-up for foreign taxes deemed paid.			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993) (see instructions for limitations)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b		**24**	

04/23/2026 06:37:55PM

Schedule J	Tax Computation and Payment (see instructions)		

1a	Income tax (see instructions)	**1a**	
b	Tax from Form 1120-L (see instructions)	**1b**	
c	Section 1291 tax from Form 8621	**1c**	
d	Tax adjustment from Form 8978	**1d**	
e	Additional tax under section 197(f)	**1e**	
f	Base erosion minimum tax from Form 8991	**1f**	
g	Amount from Form 4255, Part I, line 3, column (q)	**1g**	
z	Other chapter 1 tax	**1z**	
2	Total income tax. Add lines 1a through 1z	**2**	
3	Corporate alternative minimum tax from Form 4626, Part II, line 13 (attach Form 4626)	**3**	
4	Add lines 2 and 3	**4**	
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (see instructions - attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
f	Adjustment from Form 8978	**5f**	
6	**Total credits.** Add lines 5a through 5f	**6**	
7	Subtract line 6 from line 4	**7**	
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Amount from Form 4255, Part I, line 3, column (r)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Completed long-term contract look-back interest due (attach Form 8697)	**9c**	
d	Interest due under the look-back method - income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Interest/tax due under section 453A(c)	**9f**	
g	Interest/tax due under section 453(l)	**9g**	
z	Other (see instructions - attach statement)	**9z**	
10	**Total.** Add lines 9a through 9z	**10**	
11a	Total tax before deferred taxes. Add lines 7, 8, and 10	**11a**	
b	Deferred tax on the corporation's share of undistributed earnings of a qualified electing fund	**11b**	
c	Deferred LIFO recapture tax (section 1363(d))	**11c**	
12	Total tax. Subtract the sum of lines 11b and 11c from 11a. Enter here and on page 1, line 31	**12**	
13	Preceding year's overpayment credited to the current year	**13**	
14	Current year's estimated tax payments	**14**	
15	Current year's refund applied for on Form 4466	**15**	( )
16	Reserved for future use	**16**	
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Combine lines 13 through 18	**19**	
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Credit for tax withheld under chapter 3 or 4 from Form 1042-S, Form 8805, or Form 8288 (attach the applicable form)	**20c**	
z	Other (attach statement - see instructions)	**20z**	
21	**Total credits.** Add lines 20a through 20z	**21**	
22 a	Elective payment election amount from Form 3800	**22a**	
b	Section 1062 applicable net tax liability. Enter amount from Form 1062, line 14	**22b**	
23	**Total payments, credits, and section 1062 net tax liability.** Add lines 19, 21, 22a, and 22b. Enter here and on page 1, line 33	**23**	

04/23/2026 06:37:55PM

| **Schedule K** | **Other Information** (see instructions) | Yes | No |

1 Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) _____

2 See the instructions and enter the:

a Business activity code no. **516210**

b Business activity **Media Streaming, Social Networks, & Other Content Pro**

c Product or service **Services**

3 Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? . . . . **No: X**

If "Yes," enter name and EIN of the parent corporation _____

_____

4 At the end of the tax year:

a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . . **No: X**

b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G). . . . **Yes: X**

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions . . . . **No: X**

If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions . . . . **No: X**

If "Yes," complete (i) through (iv) below.

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . **No: X**

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during this tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? . . . . **No: X**

For rules of attribution, see section 318. If "Yes," enter:

(a) Percentage owned _____ and **(b)** Owner's country _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached **0**

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during this tax year . . . . $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) . . . **10** . . . .

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions). . . ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a) . . . . $ **160,933.**

Schedule K	Other Information *(continued from page 4)*	Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during this tax year . . . . . $ _____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		X
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did this corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During this corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During this tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $ _____		
22	Does this corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3).)		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during this tax year? See instructions		X
24	Does this corporation satisfy one or more of the following? If "Yes," complete and attach Form 8990. See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $31 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," complete and attach Form 8996. Enter the amount (if any) from Form 8996, line 15 $ _____		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote _____ By Value _____		
27	At any time during this tax year, did the corporation (a) receive a digital asset (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		X
28	Is the corporation a member of a controlled group?		X
	If "Yes," attach Schedule O (Form 1120). See instructions.		
29	Corporate Alternative Minimum Tax:		
a	Was the corporation an applicable corporation under section 59(k)(1) in any prior tax year?	X	
	If "Yes," go to question 29b. If "No," skip to question 29c.		
b	Is the corporation an applicable corporation under section 59(k)(1) in the current tax year because the corporation was an applicable corporation in the prior tax year?		X
	If "Yes," complete and attach Form 4626. If "No," continue to question 29c.		
c	Does the corporation meet the requirements of the safe harbor method as provided under section 59(k)(3)(A) for the current tax year? See instructions	X	
	If "No," complete and attach Form 4626. If "Yes," the corporation is not required to file Form 4626.		
30	Is the corporation required to file Form 7208 relating to the excise tax on repurchase of corporate stock (see instructions):		
a	Under the rules for stock repurchased by a covered corporation (or stock acquired by its specified affiliate)?		X
b	Under the applicable foreign corporation rules?		X
c	Under the covered surrogate foreign corporation rules?		X
	If "Yes" to either 30a, 30b, or 30c, complete Form 7208, Excise Tax on Repurchase of Corporate Stock. See the Instructions for Form 7208.		
31	Is this a consolidated return with gross receipts or sales of $1 billion or more and a subchapter K basis adjustment, as described in the instructions, of $10 million or more?		X
	If "Yes," attach a statement. See instructions.		
32	Reserved for future use		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash		110,309.		23,248.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets		110,309.		23,248.
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year . . .				
18	Other current liabilities (attach statement)		6,826.		30.
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more		26,500.		26,500.
21	Other liabilities (attach statement)		5,662.		5,662.
22	Capital stock: **a** Preferred stock				
	b Common stock	218,174.	218,174.	218,174.	218,174.
23	Additional paid-in capital				
24	Retained earnings-Appropriated (attach statement)				
25	Retained earnings-Unappropriated		-146,853.		-227,118.
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		110,309.		23,248.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-80,265.	**7**	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ _____	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize): _____			_____	
5	Expenses recorded on books this year not deducted on this return (itemize):		**8**	Deductions on this return not charged against book income this year (itemize):	
a	Depreciation . . . . $ _____		**a**	Depreciation . . . . . $ _____	
b	Charitable contributions . . . . $ _____		**b**	Charitable contributions $ _____	
c	Travel and entertainment . . . $ _____			_____	
				_____	
			9	Add lines 7 and 8	
6	Add lines 1 through 5	-80,265.	**10**	Income (page 1, line 28)-line 6 less line 9	-80,265.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	-146,853.	**5**	Distributions: **a** Cash	
2	Net income (loss) per books	-80,265.		**b** Stock	
3	Other increases (itemize): _____			**c** Property	
	_____		**6**	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3	-227,118.	**8**	Balance at end of year (line 4 less line 7)	-227,118.

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ **Attach to Form 1120.**
▶ **See instructions.**

OMB No.1545-0123

Name: Pixi Plus Inc

Employer identification number (EIN): 92-2790383

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Brett A Bergen	000-00-0001	United St	57.00
Marvin Miao Wang	000-00-0002	United St	40.00

2025 Other Income - Supporting Details for Form 1120, Line 10

Name(s) shown on return	Employer identifying number
Pixi Plus Inc	92-2790383

1.	Redemption Credit Points	1	1,324.
2.		2	
3.		3	
4.		4	
5.		5	
6.		6	
7.		7	
8.		8	
9.		9	
10.		10	
11.		11	
12.		12	
13.		13	
14.		14	
15.		15	
16.		16	
17.		17	
18.		18	
19.		19	
20.		20	
21.		21	
22.		22	
23.		23	
24.		24	
25.		25	
26.		26	
27.		27	
28.		28	
29.		29	
30.		30	
31.		31	
32.		32	
33.		33	
34.		34	
35.		35	
36.		36	
37.		37	
38.		38	
39.		39	
40.		40	
41.		41	
42.		42	
43.		43	
44.		44	
45.		45	
46.		46	
47.		47	
	Total Other Income		1,324.

2025 Other Deductions Worksheet, Supporting Details for Form 1120, line 26

Name(s) shown on return	Employer identifying number
Pixi Plus Inc	92-2790383

1.	Legal Expenses	1	75.
2.	Subcontractor	2	107.
3.	Accounting Expenses	3	722.
4.	Data Licensing	4	42,000.
5.	Dues and Subscriptions	5	1,271.
6.	Tax Paid	6	450.
7.	Bank Fees	7	40.
8.	Software Engineering Expense	8	31,691.
9.	Enterprise IT	9	5,233.
10.		10	
11.		11	
12.		12	
13.		13	
14.		14	
15.		15	
16.		16	
17.		17	
18.		18	
19.		19	
20.		20	
21.		21	
22.		22	
23.		23	
24.		24	
25.		25	
26.		26	
27.		27	
28.		28	
29.		29	
30.		30	
31.		31	
32.		32	
33.		33	
34.		34	
35.		35	
36.		36	
37.		37	
38.		38	
39.		39	
40.		40	
41.		41	
42.		42	
43.		43	
44.		44	
45.		45	
46.		46	
47.		47	
48.		48	
49.		49	
50.		50	
51.		51	
52.		52	
53.		53	
54.		54	
	Total Other Deductions		81,589.

Name as shown on Form 1120
Pixi Plus Inc

Employer Identification Number
92-2790383

Net Operating Loss (NOL) Worksheet

(A) Tax Year NOL Occurred	(B) Original NOL Amount	(C) Less Carryback/ Carryforward Used	(D) Remaining NOL Available (Adjusted NOL)	(E) Deduction Allowed in Current Year Transfers to Form 1120 line 29a	(F) Total NOL Carryover to Next Year Includes Charitable Contribution Converted to NOL
2024	118,311.		118,311.		118,311.
2023	42,622.		42,622.		42,622.
2022					
2021					
2020					
2019					
2018					
2017					
2016					
2015					
2014					
2013					
2012					
2011					
2010					
2009					
2008					
2007					
2006					
2005					
Totals	160,933.		160,933.		160,933.

Total charitable contributions converted to NOL to be used next year . . . .

Schedule L - Current Assets

Business Name	Federal Employer ID Number
Pixi Plus Inc	**92-2790383**

	Description	Beginning of tax year	End of tax year
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
	Totals		

Schedule L - Other Assets

	Description	Beginning of tax year	End of tax year
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
	Totals		

2025 Schedule L - Other Investments

Business Name	Federal Employer ID Number
Pixi Plus Inc	92-2790383

Description	Beginning of tax year	End of tax year
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		
Totals		

Schedule L - Current Liabilities

Business Name	Federal Employer ID Number
Pixi Plus Inc	**92-2790383**

	Description	Beginning of tax year	End of tax year
1.	**101405 B. BERGEN (8690)**	**6,826.**	**30.**
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
	Totals	**6,826.**	**30.**

Schedule L - Other Liabilities

	Description	Beginning of tax year	End of tax year
1.	**Loan from shareholder**	**5,662.**	**5,662.**
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
	Totals	**5,662.**	**5,662.**

Form **8879-CORP**
(Rev. December 2024)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 2025, or tax year beginning _____, 2025, ending _____, 20 _____

For use with Form 1120 series returns.
Do not send to the IRS. Keep for your records.
Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation	Employer identification number
Pixi Plus Inc	92-2790383

Part I — Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	1,324.
2	Total income (Form 1120-F, Section II, line 11)	2	0.
3	Total income (loss) (Form 1120-S, line 6)	3	0.
4	Total income (Form 1120 _____, line ____)	4	0.

Part II — Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize **PROGRESSIVE FINANCIAL CONSULTA** to enter my PIN **12345** as my signature
ERO firm name   do not enter all zeros

on the corporation's electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature _____ Date _____ Title **Shareholder**

Part III — Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. **628559 62855**
do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature _____ Date _____

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

Form **8879-CORP** (Rev. 12-2024)

UYA

DEPARTMENT USE ONLY

RCT-101 **01-26** **PAGE 1 OF 4**
PA CORPORATE NET INCOME TAX REPORT **2025**

STEP A:

Tax Year Beginning   01012025   Tax Year Ending   12312025

STEP B:

Economic Nexus	N
Federal EIN	922790383 Parent Corporation FEIN
NAICS code	516210
Corporation Name	PIXI PLUS INC
Address Line 1	10 WILLIAM CHARLES DRIV
Address Line 2	
City	GLEN MILLS
State	PA
ZIP	19342
Province	
Country Code	
Foreign Postal Code	
Address Change	N

IRS Filing Type   A = 1120   B = 1120S   A
                 C = Other   D = 1120F

STEP C:

N	Initial Report	N	S Corp filing as C Corp
N	Final Report (must include REV-861 and REV-181, where applicable)	N	KOZ
N	Amended Report	N	Royalty/Related Interest Add-Back (Act 52 of 2013)
		N	S Corp Taxable Built-in Gains
N	File Period Change	N	Section 381/382/Merger NOLs
N	Change Fed Group	N	Alternative Apportionment
N	52-53 Week Filer	N	Claiming P.L. 86-272 Protection

SECTION A: GENERAL INFORMATION QUESTIONNAIRE

1. State of Incorporation:
2. Date of Incorporation: (MMDDYYYY)   03082023
3. Date Commenced Doing Business in PA:
4. Describe corporate activity in PA: MEDIA STREAMING SOCIAL NETWORKS OTH
5. Describe corporate activity outside PA:
6. Other states in which taxpayer has activity:

7. Does this corporation own all or a majority of stock in other corporations?   N   If yes, include the REV-798, Sched. X.

8. Has the federal government changed taxable income as originally reported for any period for which reports of change have not been filed?   N   If yes, file the RCT-128C.



FEIN 922790383
TAX YEAR END 12312025 **NAME** PIXI PLUS INC

RCT-101 01-26 **PAGE 2 OF 4** **PA CORPORATE NET INCOME TAX REPORT 2025**

SECTION B: SCHEDULE C-1: APPORTIONMENT SCHEDULE FOR CORPORATE NET INCOME TAX (Include RCT-106.)

Sales Factor			Special Apportionment		
Sales - PA	1A	0	Numerator	2A	0
Sales - Total	1B	0	Denominator	2B	0
Sales Factor	1C	0.000000	Special Apportionment	2C	0.000000

USE WHOLE DOLLARS ONLY

SECTION C: PA CORPORATE NET INCOME TAX

1.	Income or loss from federal return on a separate-company basis.	1	-80265
2.	**DEDUCTIONS:**		
	2A. Corporate dividends received (from REV-798, Sched. C-2, Line 7).	2A	0
	2B. Interest on U.S. securities (GROSS INTEREST minus EXPENSES).	2B	0
	2C. Current yr. additional PA depreciation plus adjustment for sale (REV-1834, Sched. C-8, Line 8).	2C	0
	2D. Current yr. additional PA qualified production property depreciation plus adjustment for sale (REV-1834, Sched. C-10, Line 5).	2D	0
	2E. Current yr. PA research and experimental amounts (REV-1826, Sched. C-15, Section 2, Line 47E).	2E	0
	2F. Intangible income or related interest income (REV-798, Sched. X; must include REV-798). See inst.	2F	0
	2G. Other (from REV-860, Sched. OD) See instructions.	2G	0
	TOTAL DEDUCTIONS - Add Lines 2A through 2G and enter the result on Line 2.	2	0
3.	**ADDITIONS:**		
	3A. Taxes imposed on or measured by net income (from REV-860, Sched. C-5, Line 6).	3A	0
	3B. Current yr. bonus depreciation (REV-1834, Sched. C-8, Line 3).	3B	0
	3C. Current yr. qualified production property depreciation (REV-1834, Sched. C-10, Line 2).	3C	0
	3D. Current yr. federal research and experimental deductions (REV-1826, Sched. C-15, Section 1, Line 1).	3D	0
	3E. Intangible expense or related interest expense (REV-802, Sched. C-6; must include REV-802).	3E	0
	3F. Other (from REV-860, Sched. OA) See instructions.	3F	0
	TOTAL ADDITIONS - Add Lines 3A through 3F and enter the result on Line 3.	3	0
4.	Income or loss with Pennsylvania adjustments (Line 1 minus Line 2 plus Line 3).	4	-80265
5.	Total nonbusiness income or loss (from REV-934, Column C, Total; must include REV-934).	5	0
6.	Income or loss to be apportioned (Line 4 minus Line 5).	6	-80265
7.	Apportionment (from Sched. C-1, 1C, or 2C if using Special Apportionment).	7	0
8.	Income or loss apportioned to PA (Line 6 times Line 7).	8	0
9.	Nonbusiness income or loss allocated to PA (from REV-934, Column A, Total; must include REV-934).	9	0
10.	PA taxable income or loss after apportionment (Line 8 plus Line 9).	10	0
11.	Total net operating loss deduction (from RCT-103, Part A, Line 4).	11	0
12.	PA taxable income or loss (Line 10 minus Line 11).	12	0
13.	Qualified Manufacturing Innovation and Reinvestment Deduction (cannot reduce tax liability by more than 50%).	13	0
14.	PA CNI tax ((Line 12 - Line 13) times tax rate - See Instructions). If line 12 is less than zero , enter "0".	14	0
15.	Credit for tax paid by affiliate(s) for intangible expense or related interest expense (from REV-803, Sched. C-7: must include REV-803).	15	0
16.	Tax Liability (Line 14 minus line 15).	16	0



FEIN 922790383
TAX YEAR END 12312025   **NAME** PIXI PLUS INC

RCT-101 01-26 PAGE 3 OF 4   PA CORPORATE NET INCOME TAX REPORT 2025

SECTION D: PAYMENTS AND CREDITS

1.	Tax Liability (from SECTION C, line 16).	1	0
2.	Credit for CNI Tax Withholding (from PA Sched. CP, line 16).	2	0
3.	Estimated Payments & Credits on Deposit.	3	0
4.	Restricted Credits (cannot exceed line 1).	4	0
5.	Total Due/Overpayment (Line 1 minus Lines 2, 3, and 4).	5	0
6.	Transfer (Amount to be credited to the next tax year after offsetting all unpaid liabilities).	6	0
7.	Refund (Amount to be refunded after offsetting all unpaid liabilities).	7	0

DIRECT DEPOSIT: Banking rules do not permit direct deposit to bank accounts outside the U.S. If your bank account is outside the U.S., do not complete the direct deposit field or bank routing and account number information below in this case, and you will receive a check from the Department. If your refund will be going to a bank account within the U.S., you have the option to have your refund directly deposited.

Direct Deposit   Routing #   Account #
C=Checking   S=Savings

SECTION E: BULK SALE

*Schedule of Disposition of Assets, REV-861, must be completed and filed with this report.

Has the corporation sold or transferred in bulk, 51 percent or more of any class of assets? (See instructions.)   N
If yes, enter the following information. (Include a separate schedule if additional space is needed.)

Purchaser Name
Address Line 1
Address Line 2
City
State
ZIP
Province
Country Code
Foreign Postal Code

SECTION F: SCHEDULE OF REAL PROPERTY IN PA   (Include a separate schedule if additional space is needed.)

Did you own or rent property in PA titled to the corporation or any Single Member LLC during this filing period?   N
If yes, the below section must be completed.

O = Own
R = Rent   **Street Address**   **City**   **County**   **KOZ/KOEZ**



1010025452

FEIN 922790383
TAX YEAR END 12312025 NAME PIXI PLUS INC

RCT-101 01-26 **PAGE 4 OF 4 PA CORPORATE NET INCOME TAX REPORT 2025**

SECTION G: CORPORATE OFFICER (Must sign affirmation below.)

CORPORATE OFFICERS

(See instructions.) Must provide requested information for all filled officer positions.	SSN	Last Name	First Name	MI
President/Managing Partner	000000001	BERGEN	BRETT	
Vice President	000000002	WANG	MARVIN	M
Secretary				
Treasurer/Tax Manager				

NAME BRETT BERGEN
PHONE 3072234197
EMAIL BRETT@PIXIPLUS.COM

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been examined by me and to the best of my knowledge and belief is a true, correct and complete report. If this report is an amended report, the taxpayer hereby consents to the extension of the assessment period for this tax year to one year from the date of filing of this amended report or three years from the filing of the original report, whichever period last expires, and agrees to retain all required records pertaining to that tax and tax period until the end of the extended assessment period, regardless of any statutory provision providing for a shorter period of retention. For purposes of this extension, an original report filed before the due date is deemed filed on the due date. I am authorized to execute this consent to the extension of the assessment period.

Corporate Officer Signature	Date

PREPARER'S INFORMATION

Firm FEIN	832346636
Firm Name	PROGRESSIVE FINANCIAL CONSULTATION
Preparer's Name	CHANDRAMANI GOEL
Preparer's SSN/PTIN	P03108423
Phone	(307)223-4
Email	CHANDRAMANI@MASPARTNER.COM
Address Line 1	354 MEEK ST
Address Line 2	
City	TALBOTT
State	TN
ZIP	37877
Province	
Country Code	
Foreign Postal Code	

FORM 1064
BARCODE 0000

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been prepared by me and to the best of my knowledge and belief is a true, correct and complete report.

Tax Preparer's Signature	Date



1010025452

1010025452